UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)1

Athersys, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04744L106

(CUSIP Number)

Jordan S. Davis
Radius Ventures, LLC
400 Madison Avenue, 8th Floor
New York, NY  10017

(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

September 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04744L106	Page 2 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel C. Lubin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
Mr. Lubin disclaims beneficial ownership in all shares of Athersys, Inc. held by Radius Venture Partners II,
L.P., Radius Venture Partners III, L.P., Radius Venture Partners III QP, L.P. and Radius Venture Partners III (Ohio), L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 04744L106	Page 3 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jordan S. Davis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See also #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See also #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
Mr. Davis disclaims beneficial ownership in all shares of Athersys, Inc. held by Radius Venture Partners II, L.P., Radius Venture Partners III, L.P., Radius Venture Partners III QP, L.P. and Radius Venture Partners III (Ohio), L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 04744L106	Page 4 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners II, LLC 13-4173007

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Radius Venture Partners II, LLC disclaims beneficial ownership in all shares of Athersys, Inc. held by Radius Venture Partners II, L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 04744L106	Page 5 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners III, LLC 20-5992618

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Disclaimed (See #11 below)

	8.	Shared Voting Power Disclaimed (See #11 below)

	9.	Sole Dispositive Power Disclaimed (See #11 below)

	10.	Shared Dispositive Power Disclaimed (See #11 below)

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
Radius Venture Partners III, LLC disclaims beneficial ownership in all shares of Athersys, Inc. held by Radius Venture Partners III, L.P., Radius Venture Partners III QP, L.P. and Radius Ventures Partners III (Ohio), L.P.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Disclaimed (See #11 above)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 04744L106	Page 6 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners II, L.P. 13-4190659

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,080,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,080,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,080,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.
Percent of Class Represented by Amount in Row (11)
1.9% of the Common Stock based on a total of 57,024,430 shares of the Common Stock outstanding as of August 1, 2013, as reported in the Issuer’s most recent quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 04744L106	Page 7 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners III, L.P. 20-5992470

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 135,605

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 135,605

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,605

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.
Percent of Class Represented by Amount in Row (11)
0.2% of the Common Stock based on a total of 57,024,430 shares of the Common Stock outstanding as of August 1, 2013, as reported in the Issuer’s most recent quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 04744L106	Page 8 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners III QP, L.P. 20-8364347

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,478,684

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,478,684

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,478,684

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.
Percent of Class Represented by Amount in Row (11)
2.6% of the Common Stock based on a total of 57,024,430 shares of the Common Stock outstanding as of August 1, 2013, as reported in the Issuer’s most recent quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 04744L106	Page 9 of 15 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Radius Venture Partners III (Ohio), L.P. 26-2530646

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 185,711

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 185,711

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 185,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.
Percent of Class Represented by Amount in Row (11)
0.3% of the Common Stock based on a total of 57,024,430 shares of the Common Stock outstanding as of August 1, 2013, as reported in the Issuer’s most recent quarterly report on Form 10-Q for the quarterly period ended June 30, 2013.

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 04744L106	Page 10 of 15 Pages

INTRODUCTORY NOTE

The purpose of this report on Schedule 13D/A is to amend and restate in its entirety the Schedule 13D/A filed by Daniel C. Lubin, Jordan S. Davis, Radius Venture Partners II, LLC, Radius Venture Partners III, LLC, Radius Venture Partners II, L.P., Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P. on May 7, 2008 to reflect subsequent purchases, including purchases by Radius Venture Partners III (Ohio), L.P.

Item 1.	Security and Issuer

The class of securities to which this Schedule 13D relates is Common Stock, par value $0.001 per share (“Common Stock”) of Athersys, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 3201 Carnegie Avenue, Cleveland, Ohio  44115-2634.

Item 2.	Identity and Background
(a)
This Schedule 13D is being filed jointly by (i) Daniel C. Lubin, (ii) Jordan S. Davis, (iii) Radius Venture Partners II, LLC, (iv) Radius Venture Partners III, LLC, (v) Radius Venture Partners II, L.P., (vi) Radius Venture Partners III, L.P., (vii) Radius Venture Partners III QP, L.P. and (viii) Radius Venture Partners III (Ohio), L.P. (collectively, the “Filing Parties”).(1)  Radius Venture Partners II, LLC is the general partner of Radius Venture Partners II, L.P.  Radius Venture Partners III, LLC is the general partner of Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P.   Radius Venture Partners III, LLC is the general partner of Radius Venture Partners III (Ohio), LLC, which is the general partner of Radius Venture Partners III (Ohio), L.P.  Messrs. Lubin and Davis are the managing members of Radius Venture Partners II, LLC, Radius Venture Partners III, LLC and Radius Venture Partners III (Ohio), LLC.

(b)	The business address of each of the Filing Parties is 400 Madison Avenue, 8th Floor, New York, NY 10017.
(c)
The principal occupation of Messrs. Lubin and Davis is private equity investing and portfolio company management with respect to Radius Venture Partners II, L.P., Radius Venture Partners III, L.P., Radius Venture Partners III QP, L.P., Radius Venture Partners III (Ohio), L.P. and other private equity funds.  The principal business of Radius Venture Partners II, LLC is to manage Radius Venture Partners II, L.P.’s private equity investments.  The principal business of Radius Venture Partners III, LLC is to manage the private equity investments of Radius Venture Partners III, L.P., Radius Venture Partners III QP, L.P. and Radius Venture Partners III (Ohio), L.P.  The principal business of Radius Venture Partners II, L.P., Radius Venture Partners III, L.P., Radius Venture Partners III QP, L.P. and Radius Venture Partners III (Ohio), L.P. is to hold private equity investments.

(d)	During the last five years, none of the Filing Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Filing Parties has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each of the Filing Parties is as follows:
· Daniel C. Lubin is a United States citizen
· Jordan S. Davis is a United States citizen
· Radius Venture Partners II, LLC is a Delaware limited liability company
· Radius Venture Partners III, LLC is a Delaware limited liability company
· Radius Venture Partners II, L.P. is a Delaware limited partnership
· Radius Venture Partners III, L.P. is a Delaware limited partnership
· Radius Venture Partners III QP, L.P. is a Delaware limited partnership
· Radius Venture Partners III (Ohio), L.P. is a Delaware limited partnership

(1)  Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Party constitutes a “person” for any purpose other than Section 13(d) of the Securities Act.

CUSIP No. 04744L106	Page 11 of 15 Pages

Item 3.	Source and Amount of Funds or Other Consideration
Each of Radius Venture Partners II, L.P., Radius Venture Partners III, L.P. and Radius Venture Partners III QP, L.P. (collectively, the “Initial Radius Entities”) is a limited partnership which acquired, respectively, 800,000; 103,766 and 696,234 shares (the “Initial Shares”) of Common Stock of the Issuer for investment purposes on June 8, 2007 for cash.  The cash was provided by the capital contributions of the partners of the Initial Radius Entities.  The Initial Radius Entities acquired the Initial Shares pursuant to that certain Securities Purchase Agreement, dated as of June 8, 2007 (the “Securities Purchase Agreement”), by and among the Issuer, Athersys, Inc., the Initial Radius Entities and other investors party thereto.  Pursuant to the terms of the Securities Purchase Agreement, the Issuer sold 13 million shares of Common Stock at $5.00 per share to institutional and accredited investors, for a total of $65 million.  On October 26, 2012, Radius Venture Partners III, L.P., Radius Venture Partners III QP, L.P. and Radius Venture Partners III (Ohio), L.P. acquired, respectively, 75,336, 821,491 and 103,173 additional shares of Common Stock in the Issuer’s follow-on public offering at a public offering price of $1.01 per share.  In addition, from August 30, 2013 to September 13, 2013, Radius Venture Partners II, L.P. acquired an aggregate of 280,000 additional shares of Common Stock of the Issuer in open market transactions at per share prices ranging from $1.7387 to $1.8304, including brokers’ commissions.

Item 4.	Purpose of Transaction
The Filing Parties acquired the shares of Common Stock described herein for investment purposes.  Except as set forth herein, the Filing Parties have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Filing Parties intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board or the Issuer's management, price levels of the Common Stock, other investment opportunities available to the Filing Parties, conditions in the securities market and general economic and industry conditions, the Filing Parties may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, and/or otherwise changing their intention with respect to any and all matters referred to in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.
The Filing Parties intend to evaluate their investment in the Issuer continuously and may, based on any such evaluation, determine at a future date to change their current position with respect to any action enumerated above.

Item 5.	Interest in Securities of the Issuer
The Filing Parties may be deemed to be members of a group for purposes of this Schedule 13D.
(a)
As of the date hereof, (i) Radius Venture Partners II, L.P. is the beneficial owner of 1,080,000 shares of Common Stock (the “Radius II Shares”), or approximately 1.9% of the Issuer’s outstanding Common Stock, (ii) Radius Venture Partners III, L.P. is the beneficial owner of 135,605 shares of Common Stock (the “Radius III Shares”), or approximately 0.2% of the Issuer’s outstanding Common Stock, (iii) Radius Venture Partners III QP, L.P. is the beneficial owner of 1,478,684  shares of Common Stock (the “Radius III QP Shares”), or approximately 2.6% of the Issuer’s outstanding Common Stock and (iv) Radius Venture Partners III (Ohio), L.P. is the beneficial owner of 185,711 shares of Common Stock (the “Radius Ohio Shares”), or approximately 0.3% of the Issuer’s outstanding Common Stock.  Each of Radius Venture Partners II, LLC and Messrs. Lubin and Davis may be deemed to also beneficially own the Radius II Shares, as a result of their direct or indirect control of Radius Venture Partners II, L.P.  In addition, each of Radius Venture Partners III, LLC and Messrs. Lubin and Davis may be deemed to also beneficially own the Radius III Shares, the Radius III QP Shares and the Radius Ohio Shares as a result of their direct or indirect control of Radius Venture Partners III, L.P., Radius Venture Partners III QP, L.P. and Radius Venture Partners III (Ohio), L.P.  Each of Radius Venture Partners II, LLC, Radius Venture Partners III, LLC and Messrs. Lubin and Davis disclaims all such beneficial ownership, except to the extent of its or his pecuniary interest in the Radius II Shares, the Radius III Shares, the Radius III QP Shares or the Radius Ohio Shares, as the case may be.

CUSIP No. 04744L106	Page 12 of 15 Pages

(b)
Radius Venture Partners II, L.P. has the sole power to vote or direct the vote and to dispose or direct the disposition of the Radius II Shares.  Messrs. Lubin and Davis, by virtue of their positions as managing members of the general partner of Radius Venture Partners II, L.P., may be deemed to have the shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the Radius II Shares.

Radius Venture Partners III, L.P. has the sole power to vote or direct the vote and to dispose or direct the disposition of the Radius III Shares, and Radius Venture Partners III QP, L.P. has the sole power to vote or direct the vote and to dispose or direct the disposition of the Radius III QP and Radius Venture Partners III (Ohio), L.P. has the sole power to vote or direct the vote and to dispose or direct the disposition of the Radius Ohio Shares.

Shares.  Messrs. Lubin and Davis, by virtue of their positions as managing members of the general partner of Radius Venture Partners III, L.P., Radius Venture Partners III QP, L.P. and Radius Venture Partners III (Ohio), L.P., may be deemed to have the shared power to vote or direct the vote of and shared power to dispose or direct the disposition of the Radius III Shares, the Radius III QP Shares and the Radius Ohio Shares.

(c)	The information provided in Item 3 is hereby incorporated by reference herein.
(d)
Except as described herein, no other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Filing Parties.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided or incorporated by reference in Item 2 and Item 3 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
A.	Joint Filing Statement (filed herewith).

CUSIP No. 04744L106	Page 13 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2013
RADIUS VENTURE PARTNERS II, L.P.
By: Radius Venture Partners II, LLC,
its General Partner

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III, L.P.
By: Radius Venture Partners III, LLC,
its General Partner

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III QP, L.P.
By: Radius Venture Partners III, LLC,
its General Partner

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS II, LLC

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III, LLC

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III (OHIO), L.P.
By: Radius Venture Partners III (Ohio), LLC,
its General Partner
By: Radius Venture Partners III, LLC
its General Partner

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

/s/ Jordan S. Davis
Jordan S. Davis

/s/ Daniel C. Lubin
Daniel C. Lubin

CUSIP No. 04744L106	Page 14 of 15 Pages

EXHIBIT INDEX

A.            Joint Filing Statement (filed herewith).

CUSIP No. 04744L106	Page 15 of 15 Pages

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: September 13, 2013
RADIUS VENTURE PARTNERS II, L.P.
By: Radius Venture Partners II, LLC,
its General Partner

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III, L.P.
By: Radius Venture Partners III, LLC,
its General Partner

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III QP, L.P.
By: Radius Venture Partners III, LLC,
its General Partner

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS II, LLC

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III, LLC

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

RADIUS VENTURE PARTNERS III (OHIO), L.P.
By: Radius Venture Partners III (Ohio), LLC,
its General Partner
By: Radius Venture Partners III, LLC
its General Partner

	By:	/s/ Jordan S. Davis
Jordan S. Davis
Managing Member

/s/ Jordan S. Davis
Jordan S. Davis

/s/ Daniel C. Lubin
Daniel C. Lubin